ASCENT ENTERTAINMENT GROUP, INC.
PRESS RELEASE


                     ASCENT ENTERTAINMENT & CITY OF DENVER REACH
                             ACCORD ON NEW DOWNTOWN ARENA

           Pepsi Center - The New Home For Ascent's NBA and NHL Franchises
               Ascent's Lender Agrees to Extend Groundbreaking Deadline


FOR RELEASE;
Wednesday, August 13, 1997

Contact: Media               Analysts
         Paul Jacobson       Jim Cronin
         Ascent              Ascent
         (303) 626-7060      (303) 626-7060

Denver, Colo. - After almost three years of negotiations, Ascent Entertainment Group, Inc. (NASDAQ:GOAL) and the City and County of Denver announced today they will formally sign a memorandum of understanding setting forth terms on which for Ascent would build, own and operate the new state-of-the-art, Pepsi Center arena in Denver's Central Platte Valley near the city's downtown. The arena, slated for a 1999 opening, will house Ascent's NBA Denver Nuggets and NHL Colorado Avalanche teams and serve as a showcase facility for numerous other entertainment and business events.

The memorandum of understanding (MOU) will be signed at 11:00 a.m. today at a public signing ceremony in the Denver City Hall Rotunda. The MOU on the construction of the arena is subject to definitive documentation and approval by the Denver City Council and Ascent's Board of Directors.

"This arena agreement is a significant milestone for Ascent," said Charlie Lyons, chairman and CEO of Ascent. "The Pepsi Center will convert our NBA and NHL teams, which are already valuable entertainment assets, into cash flow positive businesses. The entertainment industry is based on the creation, ownership and distribution of unique creative content. By owning and operating the venue where our teams play, we can enhance long-term shareholder value with the positive cash flow generated by game dates and with other entertainment events such as concerts and family shows."

ASCENT - PEPSI CENTER
August 13, 1997 - Page 2


"This arena agreement comes in the wake of a solid second quarter and the successful release of Air Force One," Lyons added. "Our strategy remains to build Ascent on a foundation of exclusive entertainment assets accompanied by strong distribution methods. Our goal is to maximize the value of each asset."

Lyons noted the MOU is an important step forward for Denver as well, which gets a world-class entertainment facility near other Central Platte Valley attractions and the lower downtown entertainment zone. The Pepsi Center will allow Denver to attract major sports and entertainment events that currently bypass the city for lack of adequate facilities.

The new Pepsi Center will replace the city-owned McNichols Arena, which was built in 1975. Offering 18,100 seats for hockey, 19,300 for basketball and more than 20,000 for center stage concerts, the Pepsi Center will house 95 suites and 1,850 club seats compared to 18 suites and zero club seats at McNichols Arena. As a state-of-the-art facility, the Pepsi Center will be a building of unique imagination and style - one that provides an unparalleled experience for fans from across the interior western United States.

Under major terms of the MOU with the city, Ascent will raise the capital to build the arena and will keep all revenues. The city will pay for certain infrastructure improvements near the building, rebate incremental property taxes and a portion of the sales taxes generated by the construction of the building. Upon completion of the new arena Ascent would transfer to the City and County of Denver the land associated with the arena and the City will lease the land back to Ascent for a 25 year term. At the end of the term the city will convey the arena site back to Ascent at no cost. In addition, Ascent will commit that the teams will play in the Pepsi Center for 25 years and the city will terminate agreements requiring the Denver Nuggets and Colorado Avalanche to play at McNichols Arena upon completion of the new arena.

Ascent will pay the city a minimum of $1 million per year out of revenues generated at the arena for 25 years rising annually at a rate based on attendance. The arena will be built under the labor rate guidelines of prevailing wage. The city will decide whether to demolish McNichols arena, but if it is torn down within the first four years after the new arena opens Ascent will pay demolition costs based on a sliding scale starting at 100

ASCENT - PEPSI CENTER
August 13, 1997 - Page 3


percent the first year and dropping to zero after four years. While McNichols remains open, Ascent will generally have the right to book events at McNichols with a booking fee paid to Ascent, or at the Pepsi Center with certain exceptions.

Ascent has also reached agreement with its bank lender to extend to October 31 the deadline for starting arena construction. Under Ascent's credit facility, Ascent would have been in default if construction of the arena had not commenced by August 31. Ascent's lender has extended that deadline to October 31, conditional on Ascent's delivery by August 31 of an executed memorandum of understanding.

The Pepsi Center design, logo, construction schedule and management team headed by General Manager Tim Romani will be presented at a special media briefing in Denver within the next 14 days.

Ascent Entertainment Group's principal business is providing pay-per-view entertainment and information services through its majority-owned On Command Corporation. In addition, Ascent is involved in other entertainment-related businesses including ownership and operation of the NBA Denver Nuggets and NHL Colorado Avalanche, and Beacon Communications, a motion picture and television production company.

                                         ###
For a menu of Ascent Entertainment Group's news releases available by fax 24 hours (no charge) or to retrieve a specific release, please call 1-800-758-5804, ext. 152850, or access the address http://www.prnewswire.com on the Internet.